Registration No.  333-20735
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 186

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered: Indefinite

G.   Amount of Filing Fee:  $0.00

H.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on February 26, 1997 at 2:00 p.m. pursuant to Rule
     487.
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 186

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's Securities


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      period payment certificates             *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors; Statement of
                                           Net Assets




* Inapplicable, answer negative or not required.


             Midwest Financial Institutions Trust, Series 2


The Trust. The First Trust (registered trademark) Special Situations Trust, Series 186 (the "Trust") is a unit investment trust consisting of a portfolio of common stocks issued by financial institutions which are incorporated or headquartered in the United States.


The objective of the Trust is to provide for potential capital appreciation and increasing dividend income by investing the Trust's portfolio in common stocks issued by financial institutions which are incorporated or headquartered in the United States (the "Equity Securities"). See "Schedule of Investments." The Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information." There is, of course, no guarantee that the objective of the Trust will be achieved. Each Unit of the Trust represents an undivided fractional interest in all the Equity Securities deposited in the Trust.

The Equity Securities deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See
"Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust. Such deposits of additional Equity Securities or cash will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Equity Securities be Removed from the Trust?"


Public Offering Price. The Public Offering Price per Unit of the Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.35 per Unit. Commencing on May 30, 1997, and on the last business day of each month thereafter, through November 28, 1997, a deferred sales charge of $.05 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5%


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                Stifel, Nicolaus & Company, Incorporated


            The date of this Prospectus is February 26, 1997 of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), subject to a reduction beginning March 1, 1998. A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price.
Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for the Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each March 1, commencing March 1, 1998 to a minimum sales charge of 3.0%. The minimum amount which an investor may purchase of the Trust is 150 Units or $1,500. The sales charge is reduced on a graduated scale for sales involving at least $50,000. See "How is the Public Offering Price
Determined?"


UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.


Estimated Net Annual Distributions. The estimated net annual dividend distributions to Unit holders (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Equity Securities in the Trust) on the Initial Date of Deposit was $.0637 per Unit. The actual net annual dividend distributions per Unit will vary with changes in fees and expenses of the Trust, with changes in dividends received and with the sale or liquidation of Equity Securities; therefore, there is no assurance that the net annual dividend distributions will be realized in the future.


Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by the Trust, net of expenses of the Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"


Secondary Market for Units. After the initial offering period, while under no obligation to do so, both the Sponsor and the Underwriter intend to maintain a market for Units of the Trust and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. A Unit holder tendering 2,500 Units or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "How May Units be Redeemed?"


Termination. Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee shall provide written notice of any termination of the Trust to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date.

Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after the Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, volatile interest rates, economic recession or increased regulation on banks. The Trust's portfolio is not managed and Equity Securities will not be sold by the Trust regardless of market fluctuations, although some Equity Securities may be sold under certain limited circumstances. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                               of the Equity Securities-February 26, 1997


               Underwriter:   Stifel, Nicolaus & Company, Incorporated
                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

General Information
Initial Number of Units (1)                                                                                      257,000
Fractional Undivided Interest in the Trust per Unit (1)
                                                                                                               1/257,000
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities in Portfolio (2)                                 $2,544,301
    Aggregate Offering Price Evaluation of Equity Securities per Unit                                         $    9.900
    Maximum Sales Charge of 4.5% of the Public Offering Price per Unit
        (4.545% of the net amount invested, exclusive of the deferred sales charge) (3)                       $     .450
    Less Deferred Sales Charge per Unit                                                                       $    (.350)
    Public Offering Price per Unit (3)                                                                        $   10.000
Sponsor's Initial Repurchase Price per Unit                                                                   $    9.550
Redemption Price per Unit (based on aggregate
    underlying value of Equity Securities) (4)                                                                $    9.550

CUSIP Number                                    33718T 605
First Settlement Date                           March 3, 1997
Mandatory Termination Date                      March 1, 2001
Discretionary Liquidation Amount                The Trust may be terminated if the value thereof is less than the lower of
                                                $2,000,000 or 20% of the total value of Equity Securities deposited in the
                                                Trust during the primary offering period.
Trustee's Annual Fee                            $.0096 per Unit outstanding.
Evaluator's Annual Fee                          $.0030 per Unit outstanding, payable to an affiliate of the Sponsor.
                                                Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New
                                                York Stock Exchange on each day on which it is open.
Supervisory Fee (5)                             Maximum of $.0035 per Unit outstanding annually payable to an affiliate of the Sponsor.
Estimated Annual Amortization of
    Organizational and Offering Costs (6)       $.0036 per Unit.
Income Distribution Record Date                 Fifteenth day of each June and December commencing June 15, 1997.
Income Distribution Date (7)                    Last day of each June and December commencing June 30, 1997.

[FN]
____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge applies to all Units and represents an amount equal to the difference between the maximum sales charge for the Trust of 4.5% of the Public Offering Price and the amount of the maximum remaining deferred sales charge (initially $.350 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate underlying value of the Equity Securities underlying the Trust. In addition to the initial sales charge, Unit holders will pay a deferred sales charge of $.05 per Unit per month commencing May 30, 1997 and on the last business day of each month thereafter through November 28, 1997. During the initial offering period, Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. See "Fee Table" and "Public Offering" for additional information. Commencing on December 1, 1997, the secondary market sales charge will not include the deferred sales charge payments but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price and will decrease by 1/2 of 1% on each subsequent March 1, commencing March 1, 1998 to a minimum sales charge of 3.0% as described under "Public Offering." On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed the life of the Trust (approximately four years). See "What are the Expenses and Charges?" and "Statement of Net Assets."

(7) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trust has a term of approximately four years and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.


                                                                                                             Amount
                                                                                                             per Unit
                                                                                                             ________
Unit Holder Transaction Expenses
Initial sales charge imposed on purchase
   (as a percentage of public offering price)                                              1.00%(a)          $0.10
Deferred sales charge
   (as a percentage of public offering price)                                              3.50%(b)           0.35
                                                                                           ________          ________
                                                                                           4.50%             $0.45
                                                                                           ========          ========
Estimated Annual Fund Operating Expenses
     (as a percentage of average net assets)
Trustee's fee                                                                              .098%             $.0096
Portfolio supervision, bookkeeping, administrative, amortization
    of organizational and offering costs and evaluation fees                               .132%              .0129
Other operating expenses                                                                   .055%              .0054
                                                                                           ________          ________
   Total                                                                                   .285%             $.0279
                                                                                           ========          ========

                                                          Example
                                                         __________
                                                                       Cumulative Expenses Paid for Period:
                                                                       1 Year            3 Years           5 Years
                                                                       ________          ________          ________
An investor would pay the following expenses on a $1,000 investment, assuming the Midwest Financial Institutions, Series 2 has an estimated operating expense ratio of .285% and a 5% annual return on
the investment throughout the periods                                  $48               $54               $60

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example. In addition, while the Trust only has a term of approximately four years, investors may be able to reinvest their proceeds into a subsequently offered trust, subject to additional sales charges. In this scenario the actual expenses incurred by an investor would exceed those set forth above.

[FN]
__________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.350 per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b)The actual fee is $.05 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing May 30, 1997 through November 28, 1997. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 3.5%. Units purchased subsequent to the initial deferred sales charge payment will be subject to the previously collected deferred sales charge payments at the time of purchase and any remaining deferred sales charge payments not yet collected.

             MIDWEST FINANCIAL INSTITUTIONS TRUST, SERIES 2

          The First Trust Special Situations Trust, Series 186

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 186 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number (the "Trust"). This Series consists of an underlying separate unit investment trust designated as: Midwest Financial Institutions Trust, Series 2. The Trust was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks issued by financial institutions, together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trust.

The objective of the Trust is to provide for potential capital appreciation and increasing dividend income through an investment in equity securities issued by regional financial institutions, which are incorporated or headquartered in the United States (the "Equity Securities"). In the Underwriter's opinion, the financial institution stocks selected for deposit in the Trust have the potential to achieve above average capital appreciation over the life of the Trust, due to the following factors: the Midwest's relatively stable economic environment, low relative stock valuations of the issuing financial institutions, a strong industry earnings outlook and continued consolidation activity in the financial institutions industry. The Underwriter believes the Trust presents investors with an opportunity to purchase stocks of companies in the financial institutions industry that appear overlooked. As the financial institutions industry is currently undergoing a large amount of consolidation, the Underwriter believes investors should profit from financial institutions becoming more efficient and from takeover premiums paid to acquired companies. The Equity Securities were chosen by the Underwriter based on factors including, but not limited to asset quality, earnings momentum, management expertise and franchise value. There is, of course, no guarantee that the objective of the Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of individual Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Equity Securities in the Trust or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust, and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any deposit by the Sponsor of additional Equity Securities or cash will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "How May Equity Securities be Removed from the Trust?" The original percentage relationship of each Equity Security to the Trust is set forth herein under "Schedule of Investments." Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in the Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the price of the Equity Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will try to purchase the Equity Securities as close to the evaluation time or as close to the evaluation price as possible. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to acquiring Equity Securities for the Trust. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of the Trust represented the undivided fractional interest in the Equity Securities as set forth under "Summary of Essential Information." To the extent that Units of the Trust are redeemed, the aggregate value of the Equity Securities in the Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by the Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in the Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of the Trust will be decreased proportionately. See "How May Units be Redeemed?" The Trust has a Mandatory Termination Date as set fourth herein under "Summary of Essential Information."

What are the Expenses and Charges?

With the exception of the brokerage fees discussed above and bookkeeping and other administrative services provided to the Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to the Trust.

First Trust Advisors L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for the Trust. Such fee is based on the number of Units outstanding in the Trust on January 1 of each year, except for the year or years in which an initial offering period occurs, in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trust.

Subsequent to the initial offering period, First Trust Advisors L.P., in its capacity as Evaluator for the Trust, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of the Trust for which it is reimbursed by the Trust. The Trustee will receive for its ordinary recurring services to the Trust an annual fee as set forth in "Summary of Essential Information." Such fee will be based upon the largest aggregate number of Units of the Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and above described fees are payable from the Income Account of the Trust to the extent funds are available, and then from the Capital Account of the Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. However, the Trustee may bear from its own resources certain expenses relating to the Trust, including organization costs and brokerage commissions.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.

Expenses incurred in establishing the Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and registering or qualifying the Units with the states, the initial audit of the Trust's portfolio, legal fees, the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by the Trust and charged off over the life of the Trust (approximately four years). The following additional charges are or may be incurred by the Trust: all legal and annual auditing expenses of the

Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of the Trust; all taxes and other government charges imposed upon the Equity Securities or any part of the Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Equity Securities in the Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of the Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"

The Indenture requires the Trust to be audited on an annual basis at the expense of the Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of the Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?


This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.


In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of the income derived from each Equity Security when such income is considered to be received by the Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are received by the Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from the Trust are actually received by the Unit holder or are automatically reinvested.


3. Each Unit holder will have a taxable event when the Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his Units is allocated among his pro rata portion of each Equity Security held by the Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Equity Security held by such Trust. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unit holders holding securities that are substantially identical to the Equity Securities. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by the Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.


4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by the Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unit holder has held his Units for more than one year. Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.

Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trust is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for Federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of the Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by the Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income.

Unit holders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by the Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by the Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains (which is defined as net long-term capital gain over net short-term capital loss for a taxable year) are subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Equity Securities represented by the Unit.


Legislative proposals have been made that would treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain as constructive sales for purposes of recognition of gain (but not loss). Unit holders should consult their own tax advisors with regard to any such constructive sale rules.


Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of the Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of the Trust may request an In-Kind Distribution upon the redemption of Units or the termination of the Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by the Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by the Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by the Trust.

Because the Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by the Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in the Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.

A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by the Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by the Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

Unit holders will be notified annually of the amounts of dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trust Suitable for Retirement Plans?"


The foregoing discussion relates only to the tax treatment of United States Unit holders with regard to United States Federal income taxes; Unit holders may be subject to foreign, state and local taxation. Unit holders should consult their tax advisers regarding potential state or local taxation with respect to the Units.


In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.

Why are Investments in the Trust Suitable for Retirement Plans?

Units of the Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are Equity Securities?

The Trust consists of different issues of Equity Securities issued by financial institutions and are listed on a national securities exchange or the NASDAQ National Market System or traded in the over-the-counter market. See "What are the Equity Securities Selected for Midwest Financial Institutions Trust, Series 2?" for a general description of the companies.

Risk Factors. An investment in Units of the Trust should be made with an understanding of the problems and risks inherent in the financial institutions industry in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest income. Recent profits have benefitted from the relatively high yield on earning assets and relatively low cost of funds. There is no certainty that such conditions will continue, especially in a rising interest rate environment. Commercial loan demand for banks has not been robust and an increasing number of commercial loans have been securitized, which may have a potentially adverse effect on the market share of the commercial banking system. Bank and thrift institutions have received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsides, this income is expected to diminish to a lower level. Economic conditions in the real estate markets, which have been weak in the recent past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate, as has recently been the case for a number of banks and thrifts with respect to commercial real estate in the northeastern and southwestern regions of the United States. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Starting in mid-1997, banks would be allowed to turn existing banks into branches, though states could pass laws to permit interstate branch banking before then. Consolidation is likely to continue in both cases. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited monies can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

The Trust consists of such of the Equity Securities listed under "Schedule of Investments" as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell or keep any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. See "How May Equity Securities be Removed from the Trust?" Equity Securities, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen, and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if and in the amounts declared by the issuer's board of directors, and they have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Unit holders will be unable to dispose of any of the Equity Securities in the Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that because the Underwriter uses the list of Equity Securities which comprises the portfolio in its independent capacity as an investment advisor to individuals, mutual funds, employee benefit plans and other institutions and persons and distributes this information to various individuals and entities, the Underwriter may recommend or effect from time to time the purchase or sale of one or more of the Equity Securities. This may have an effect on the prices of the Equity Securities which is adverse to the interests of the purchasers of Units of the Trust. Additionally, this may have an impact on the price paid by the Trust for the Equity Securities as well as the price received upon redemption of the Units or upon the termination of the Trust. Investors should also note that Equity Securities will not be removed from the Trust and additional Units of the Trust may be created even if the Underwriter no longer believes certain or all of the Equity Securities have the potential to provide capital appreciation and increasing dividend income over the life of the Trust or issues a sell recommendation regarding any of the Equity Securities included in the Trust.

The Underwriter has acquired or may acquire the Equity Securities for the Sponsor and thereby may benefit. The Underwriter in its general securities business acts as agent or principal in connection with the purchase and sale of equity securities, including the Equity Securities in the Trust, and may act as a market maker in certain of the Equity Securities. The Underwriter also from time to time may issue reports on and make recommendations relating to equity securities, which may include the Equity Securities. The Underwriter has performed investment banking services for certain of the issuers of the Equity Securities.

What are the Equity Securities Selected for Midwest Financial
Institutions Trust, Series 2?

BANKS


Banc One Corporation, headquartered in Columbus, Ohio, had assets of $101.8 billion and common equity of $8.4 billion at December 31, 1996.

Banc One Corporation now operates 1,502 offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. The bank offers depository and lending services to individual and commercial customers. Through its other subsidiaries, Banc One provides data processing, venture capital investment and merchant banking, trust, brokerage, investment and equipment leasing services.



Brenton Banks, Inc., headquartered in Des Moines, Iowa, is the state's largest, home-based bank holding company, with 45 service locations serving metropolitan markets and regional economic centers across the state. The company offers a complete range of financial products and services, including agricultural and commercial banking; trust and investment management services; investment, insurance and real estate brokerage; mortgage banking; cash management and international banking services; and the company's own proprietary mutual funds.



Commerce Bancshares, Inc., headquartered in Kansas City, Missouri, is a registered bank holding company offering a full line of financial services, including retail and commercial banking, investment management and securities brokerage. The company currently operates in more than 250 locations in Missouri, Illinois and Kansas. The company also has five other operating subsidiaries involved in mortgage banking, credit related insurance, venture capital and real estate activities.



First American Corporation, headquartered in Nashville, Tennessee, is a $10.4 billion financial services holding company, with 168 banking offices, 302 ATMs and approximately 4,100 employees. The corporation is the parent company of First American National Bank, First American National Bank of Kentucky, First American Federal Savings Bank of Virginia and First American Enterprises, Inc. It also owns 98% of INVEST Financial Corporation. Through INVEST Financial Corporation, the company has approximately 1,700 representatives selling mutual funds, annuities and other investment products in more than 1,000 investment centers throughout the United States.



First of America Bank Corporation, headquartered in Kalamazoo, Michigan, is a $22 billion bank holding company which has $15 billion in loans and $18 billion in deposits and serves over 2.8 million households in Illinois, Indiana, Florida and Michigan. The corporation engages in commercial and retail banking as well as mortgage origination services in Arizona and North Carolina. The corporation also provides trust, insurance and other financial services, managing over $20 billion in trust and mutual fund assets.



Firstbank of Illinois Co., headquartered in Springfield, Illinois, is the largest bank holding company providing banking trust and other financial services through its subsidiaries in Central and Southern Illinois and the St. Louis metropolitan area. Company subsidiaries in Illinois include Central Bank (Fairview Heights), Elliott State Bank (Jacksonville), Farmers and Merchants Bank of Carlinville, The First National Bank of Central Illinois (Springfield), First Trust and Savings Bank of Taylorville, FFG Trust Inc. (Springfield) and FFG Investments Inc. (Springfield). Subsidiaries in Missouri include Colonial Bank (Des Peres), Duchesne Bank (St. Peters) and Zemenick & Walker, Inc. (St. Louis). The company operates 38 offices in 13 Illinois counties and six offices in Missouri.



First Midwest Bancorp, Inc., headquartered in Itasca, Illinois, is the state's third largest publicly-traded bank holding company with over $3 billion in assets. First Midwest Bancorp, Inc. is engaged in commercial banking, trust, investment management and mortgage services, primarily in northern Illinois and eastern Iowa.



First Source Corporation, headquartered in South Bend, Indiana, is a bank holding company for 1st Source Bank and 1st Source Bank of Starke County. The banks attract deposits and offer a wide range of commercial banking, personal banking and trust services. 1st Source Bank serves St. Joseph, Marshall, Elkhart, Laporte, Porter and Kosciusko counties from 33 branch offices in Indiana.



Independent Bank Corporation, headquartered in Ionia, Michigan, is a bank holding company with assets totaling $889 million at December 31, 1996. The company's four subsidiary banks operate 61 offices across Michigan's lower peninsula.



Irwin Financial Corporation, headquartered in Columbus, Indiana, is an interrelated group of specialized financial services companies. The corporation, through its four principal operating subsidiaries-Inland Mortgage Corporation, Irwin Union Bank and Trust Company, Irwin Home Equity Corporation, and Affiliated Capital Corporation-provides a broad range of mortgage, commercial and retail banking services, as well as trust, investment, leasing, insurance and consumer financial services in select markets nationwide.

Magna Group, Inc., headquartered in St. Louis, Missouri, is a community bank holding company with $5.46 billion in assets. The company currently has 107 banking locations in Illinois and Missouri, a trust company and a brokerage company. Prior to the end of the first quarter 1997, the company anticipates closing on the previously announced acquisition of Homeland Bankshares Corporation, a $1.2 billion bank holding company with 30 banking locations in Iowa. After completion of the transaction, Magna Group, Inc. will have 137 banking locations throughout Illinois, Iowa and Missouri and total assets in excess of $6.6 billion.



Mercantile Bancorporation Inc., headquartered in St. Louis, Missouri, is a $19 billion multi-bank holding company, operating banks in Arkansas, Illinois, Iowa, Kansas and Missouri. The company has mergers pending with the $3.1 billion asset Mark Twain Bancshares, Inc., Roosevelt Financial Group, Inc., a $9 billion thrift holding company, and Regional Bancshares Inc., a $175 million asset holding company located in Madison County, Illinois. The company's non-banking subsidiaries include companies providing brokerage services, asset-based lending, investment advisory services, leasing services and credit life insurance.



Norwest Corporation, headquartered in Minneapolis, Minnesota, is an $80.2 billion company providing banking, insurance, investments, mortgages and consumer finance services through 3,437 stores in the United States, Canada, the Caribbean, Central America and elsewhere internationally.



Old Kent Financial Corporation, headquartered in Grand Rapids, Michigan, is a bank holding company whose affiliated banks operate over 200 full-service offices in Illinois and Michigan. The corporation had total assets of $13 billion at January 1, 1997.



Peoples First Corporation, headquartered in Paducah, Kentucky, is a multi-bank holding company which conducts a complete range of commercial and personal banking activities through 25 western Kentucky banking offices and three Tennessee banking offices in Clarksville.



Republic Bancorp, Inc., headquartered in Ann Arbor, Michigan, is a $1.5 billion registered bank holding company and one of the largest 35 mortgage lenders in the country. The company's subsidiaries, Republic Bank (including its subsidiaries Republic Bancorp Mortgage Inc. and CUB Funding Corporation), Republic Savings Bank and Market Street Mortgage Corporation operate 104 offices in the following 20 states: Michigan, Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Missouri, Nevada, New York, North Carolina, Ohio, Oregon, Utah and Virginia.



Simmons First National Corporation, headquartered in Pine Bluff,
Arkansas, is a multi-bank holding company, with banks in Pine Bluff, Jonesboro, Lake Village, Dumas, and Rogers, Arkansas. The corporation's five banks conduct financial operations from 29 offices in 15 communities in Arkansas.



Southwest Bancorp, Inc., headquartered in Stillwater, Oklahoma, is a publicly-owned company. Its subsidiary, the Stillwater National Bank and Trust Company, operates seven offices located in Stillwater, Tulsa, Oklahoma City and Chickasha, Oklahoma.



Trans Financial, Inc., headquartered in Bowling Green, Kentucky, is a financial services holding company, operating primarily in Kentucky and Tennessee. The company serves business and consumer customers through its financial sales centers, a 24-hour call center, direct sales teams, and wholly-owned brokerage and mortgage affiliates.



UMB Financial Corporation, headquartered in Kansas City, Missouri, is a $6.5 billion multi-bank holding company, operating 16 banks with nearly 140 banking centers throughout Missouri, Colorado, Illinois, Kansas, Oklahoma and Nebraska.



Union Planters Corporation, headquartered in Memphis, Tennessee, is the largest bank holding company domiciled in Tennessee and one of the 50 largest in the nation, with 38 banking subsidiaries and 404 locations throughout Alabama, Arkansas, Kentucky, Louisiana, Mississippi, Missouri and Tennessee.


THRIFTS


Acadiana Bancshares, Inc., headquartered in Lafayette, Louisiana, is the holding company for LBA Savings Bank. In its 97th year, LBA Savings Bank conducts business from its main office and three branch offices located in Lafayette and from one loan production office in Eunice, Louisiana.



Advantage Bancorp, Inc., headquartered in Kenosha, Wisconsin, the parent company of Advantage Bank, FSB, has 15 full-service offices located in Kenosha, Lake Geneva, Paddock and Racine, Wisconsin and Burbank, Gurnee, North Chicago, Tinley Park and Zion, Illinois. The company also has mortgage loan origination offices located in Wauwatosa, Kenosha and Racine, Wisconsin and Grayslake and Naperville, Illinois.



Alliance Bancorp is headquartered in Hinsdale, Illinois. The company's banking subsidiary, Liberty Federal Bank, is a $1.3 billion bank operating 15 retail banking offices throughout Chicagoland. Liberty Federal Bank also owns Preferred Mortgage Associates, Ltd., one of the largest mortgage brokers in the Chicago metropolitan area.



CBES Bancorp, Inc., headquartered in Excelsior Springs, Missouri, is a bank holding company for Community Bank of Excelsior Springs, a Savings Bank. The bank provides commercial banking services, including one- to four-family residential mortgage loans, construction and land loans and consumer loans, and operates two banking offices in Clay County, Missouri.



Charter Financial, Inc., headquartered in Sparta, Illinois, is the holding company of Charter Bank, S.B., which has offices located in Sparta, Anna, Carbondale, DuQuoin, Marion, Murphysboro and Steeleville, Illinois.



Charter One Financial, Inc., headquartered in Cleveland, Ohio, is the holding company for Charter One Bank. With approximately $14 billion in total assets, Charter One Bank is one of the largest thrifts in the country. The bank has 172 branch locations: 94 branches in Ohio operating under the name Charter One Bank and 78 branches in Michigan operating under the name First Federal of Michigan.



Citizens First Financial Corporation, headquartered in Normal, Illinois, is the holding company for Citizens Savings Bank F.S.B. The bank has six offices in central Illinois.



CNS Bancorp, Inc., headquartered in Jefferson City, Missouri, is the holding company for City National Savings Bank. The Bank attracts deposits from the general public and provides one- to four-family residential mortgage loans. City National also provides origination and purchase of multi-family, commercial real estate, construction, land and consumer loans. The company operates five full-service offices.



Coastal Bancorp, Inc., headquartered in Houston, Texas, through its wholly-owned subsidiary, Coastal Banc Holding Company, Inc., owns 100% of the voting stock of Coastal Banc SSB, a Texas-chartered state savings bank. Coastal Banc SSB operates 376 branch offices in metropolitan Houston, Corpus Christi, Austin and small cities in central and south Texas.



Damen Financial Corporation, headquartered in Schaumburg, Illinois, is the holding company for Damen Federal Bank for Savings, a federally-chartered stock savings bank. On January 16, 1997, the company issued a press release to announce that Damen Federal Bank for Savings had received conditional approval from the office of the Comptroller of the Currency to convert its charter from a federal savings bank to a national bank. The savings bank is a community-oriented institution, which offers traditional deposit and mortgage loan products and operates three full-service offices in Chicago, Schaumburg and Burbank, Illinois.



Fidelity Bancorp, Inc., headquartered in Chicago, Illinois, is the holding company for Fidelity Federal Savings Bank, which provides retail banking services through five full-service locations in Chicago, Franklin Park and Schaumburg. The bank is primarily in the business of attracting retail deposits from the general public and investing those funds in mortgages and consumer loans. The bank also provides investments that are not FDIC insured through INVEST Financial Corporation.



First Federal Capital Corporation, headquartered in LaCrosse, Wisconsin, is the parent company of First Federal Savings Bank LaCrosse-Madison. The $1.5 billion holding company serves customers across Wisconsin through a network of 48 banking facilities.



First Financial Corporation, headquartered in Stevens Point, Wisconsin, is the holding company for First Financial Bank, one of the nation's largest savings banks. The corporation has total assets of $5.7 billion and operates 128 consumer banking offices throughout Wisconsin and Illinois.



Great Financial Bank, FSB, headquartered in Louisville, Kentucky, is the largest independent bank headquartered in Kentucky, serving Kentucky and southern Indiana through offices located in Louisville, Lexington, Owensboro and surrounding communities.



Harrington Financial Group, Inc., headquartered in Richmond, Virginia, is a $527.4 million thrift holding company with three full-service facilities in Richmond, Carmel and Fishers, Indiana.



Home Bancorp of Elgin, headquartered in Elgin, Illinois, with $356.3 million in assets at December 31, 1996, is the holding company for Home Federal Savings and Loan Association of Elgin, a federally-chartered stock savings and loan association. The company was established in 1883 and is a community-oriented institution serving the area northwest of Chicago through its main Elgin, Illinois office and through four full-service branches located in Crystal Lake, Roselle, Bartlett and South Elgin, Illinois.



Home Federal Bancorp, headquartered in Seymour, Indiana, is a unitary holding company. Home Federal Savings Bank is its principal subsidiary. Home Federal Savings Bank offers a wide range of consumer and commercial financial services through 16 offices in southeastern Indiana.



MAF Bancorp, Inc., headquartered in Clarendon Hills, Illinois, is the parent company of Mid America Federal Savings Bank, a federally-chartered stock savings bank. The bank operates a network of 20 retail banking offices, primarily in Chicago and its western suburbs.



Mid-Continent Federal Savings Bank, headquartered in El Dorado, Kansas, has nine full-service office locations-one each in El Dorado, Newton and Augusta, two in Winfield, and four in Wichita, Kansas. The bank is a community-oriented, full-service retail savings institution offering traditional mortgage loan products and conducting a mortgage banking operation through the origination and purchase from correspondents of mortgages for sale in the secondary market.



NS&L Bancorp Inc., headquartered in Neosho, Missouri, is a unitary savings and loan holding company whose sole subsidiary is Neosho Savings and Loan Association F.A.



St. Paul Bancorp, Inc., headquartered in Chicago, Illinois, is the holding company for St. Paul Federal Bank for Savings, the largest independent thrift institution headquartered in Illinois. St. Paul Federal Bank for Savings operates 52 retail banking offices throughout metropolitan Chicago. The company also provides discount brokerage, insurance, annuity and real estate development services through other subsidiaries.



Security First Corporation, headquartered in Mayfield Heights, Ohio, the holding company for Security Federal Savings & Loan Association of Cleveland and First Federal Savings Bank of Kent, operates 14 branch offices throughout six counties in northeastern Ohio.



TCF Financial Corporation, headquartered in Minneapolis, Minnesota, is a stock savings bank holding company with banking operations in Minnesota, Illinois, Wisconsin, Michigan and Ohio. Affiliates include consumer finance, mortgage banking, title insurance, annuity and mutual fund sales companies.



Teche Holding Company, headquartered in Franklin, Louisiana, is the holding company for Teche Federal Savings Bank, which presently operates nine full-service offices in the Louisiana parishes of St. Mary, Iberia, Lafayette, St. Martin and Terrebonne.



Westco Bancorp, Inc., headquartered in Westchester, Illinois, is the holding company for First Federal Savings and Loan of Westchester. The bank offers general banking services, such as lending and deposit services, to customers in Cook, Lake, DuPage, McHenry, Kane, Will and Grundy counties, Illinois.


What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trust.

The value of the Equity Securities will fluctuate over the life of the Trust and may be more or less than the price at which they were deposited in the Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends), depending on the full range of economic and market influences affecting these securities.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to the Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract, and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of the Trust, and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in the Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of the Trust.

The Indenture also authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because the Trust will pay the associated brokerage fees.

The Trust consists of the Equity Securities listed under "Schedule of Investments" (or contracts to purchase such Securities) as may continue to be held from time to time in the Trust and any additional Equity Securities acquired and held by the Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into the Trust of Equity Securities or cash in connection with the issuance of additional Units).

Once all of the Equity Securities in the Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "How May Equity Securities be Removed from the Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

                        PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.350 per Unit. Commencing on May 30, 1997, and on the last business day of each month thereafter, through November 28, 1997, a deferred sales charge of $.05 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge). Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for the Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each March 1, commencing March 1, 1998 to a minimum sales charge of 3.0%.



During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding, reduced by the deferred sales charge not yet paid. For secondary market sales after the completion of the initial offering period, the Sponsor's Repurchase Price is also based on the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of outstanding Units of the Trust.



The minimum amount which an investor may purchase of the Trust is 150 Units or $1,500. The applicable sales charge for both primary and secondary market sales is reduced by a discount as indicated below for volume purchases as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below) as a percentage of the Public Offering Price (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):


                                                             Primary and Secondary
                                                            _________________________
Dollar Amount of Transaction                         Percent of            Percent of Net
at Public Offering Price                             Offering Price        Amount Invested
____________________________                         ______________        _______________
$ 50,000 but less than $100,000                      0.25%                 0.2506%
$100,000 but less than $250,000                      0.50%                 0.5025%
$250,000 or more                                     1.00%                 1.0101%



Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from the Underwriter or any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the Underwriter, broker/dealer, bank or other selling agent of any such combined purchase prior to the sale, in order to obtain the indicated discount. In addition, employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, Underwriter and broker/dealers, banks or other selling agents and their subsidiaries, may purchase Units of the Trust during the primary or secondary markets at the Public Offering Price less the concession the Sponsor typically allows broker/dealers.


Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary or secondary market at the Public Offering Price, less the concession the Sponsor typically would allow such broker/dealer. See "Public Offering-How are Units Distributed?"

Had the Units of the Trust been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of the Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The aggregate underlying value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of the Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities in the Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of the Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trust for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 4.50% of the Public Offering Price, and, for secondary market sales, 4.50% of the Public Offering Price (or 65% of the then current maximum sales charge after March 1, 1998). Effective on each March 1, commencing March 1, 1998, such sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of the Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


What are the Sponsor's and Underwriter's Profits?


The Underwriter of the Trust will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Underwriting" for information regarding the receipt of the excess gross sales commissions by the Sponsor from the Underwriter and additional concessions available to the Underwriter, dealers and others. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See "Underwriting" and Note (2) of "Schedule of Investments." During the initial offering period, the Underwriter also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the Underwriter upon the sale of Units.



In maintaining a market for the Units, the Sponsor and Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning March 1, 1998) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor or the Underwriter.


Will There be a Secondary Market?


After the initial offering period, although not obligated to do so, both the Sponsor and the Underwriter intend to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trust plus or minus cash, if any, in the Income and Capital Accounts of the Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor or Underwriter may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE UNDERWRITER OR SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances, the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of the Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in the Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker/dealer. The pro rata share of cash in the Capital Account of the Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of the Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December 15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by the Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after the Trust is terminated, each Unit holder will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described under "How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of the Trust, less expenses of the Trust. Not less than 60 days prior to the Mandatory Termination Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of whole shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of the Trust, rather than receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of the Trust. A Unit holder may, of course, at any time after the Equity Securities are distributed sell all or a portion of the shares.

The Trustee will credit to the Income Account of the Trust any dividends received on the Equity Securities therein. All other receipts (e.g.
return of capital, etc.) are credited to the Capital Account of the Trust.

The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any governmental charges payable out of the Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of the Trust the following information in reasonable detail: (1) a summary of transactions in the Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by the Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tendering to the Trustee, at its corporate trust office in the City of New York, the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day in which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of remaining deferred sales charge at the time of redemption.

Any Unit holder tendering 2,500 Units or more for redemption may request by written notice submitted at the time of tender from the Trustee, in lieu of a cash redemption, a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, In-Kind Distributions shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker/dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of the Trust.

The Trustee is empowered to sell Equity Securities of the Trust in order to make funds available for redemption. To the extent that Equity
Securities are sold, the size and diversity of the Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of the listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of the over-the-counter traded Equity Securities) plus or minus cash, if any, in the Income and Capital Accounts of the Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in the Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in the Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.


The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid prices on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from the Trust?

The Portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, or that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to the Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Obligations, the acquisition by the Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by the Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of the Trust for distribution to Unit holders or to meet redemptions. The Trustee may from time to time retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trust with respect to selling Equity Securities from the Trust. In acting in such capacity the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for the Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

      INFORMATION AS TO UNDERWRITER, SPONSOR, TRUSTEE AND EVALUATOR

Who is the Underwriter?


Stifel, Nicolaus & Company, Incorporated ("Stifel, Nicolaus"), the largest subsidiary of Stifel Financial Corp. (a holding company publicly traded on the New York Stock Exchange and headquartered in St. Louis, Missouri), provides brokerage, trading, investment advisory, and other related financial services to individual and institutional investors through a network of 41 offices in 12 states.



With over 100 years of service in the financial services industry, Stifel, Nicolaus has created a tradition of enhancing customer knowledge of investment products and their application in meeting financial objectives.



The Financial Institutions Group at Stifel, Nicolaus includes eight senior professionals providing specialized services to the bank and thrift industry. Their expertise focuses on research, consulting, valuations, merger and acquisition activities, public and private financing, and investment services.



The research team for the Midwest Financial Institutions Trust, Series 2 is led by Joseph A. Stieven, Senior Vice President and Director of the Financial Institutions Research Group. Mr. Stieven is nationally recognized as a leading regional bank and thrift analyst, and is widely quoted throughout numerous national and regional business publications. Prior to joining Stifel, Nicolaus in 1985, Mr. Stieven was a financial analyst/examiner in the Banking Supervisory and Regulations Department with The Federal Reserve Bank of St. Louis. This is the fifth unit investment trust led by Mr. Stieven since January 1993.


Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined
Series, The First Trust Special Situations Trust, The First Trust
Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor
Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1995, the total partners' capital of Nike Securities L.P.
was $9,033,760 (audited). (This paragraph relates only to the Sponsor and not to the Trust or to any series thereof or to the Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trust may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Equity Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that the Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge and the transaction fees paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of the Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Maturity Date of the Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of the Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date of the Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trust.

Experts

The statement of net assets, including the schedule of investments, of the Trust at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              UNDERWRITING

The Underwriter named below has purchased Units in the following amount:


                                                                                                          Number
Name                                   Address                                                            of Units
______                                 _________                                                          ________
Underwriter
Stifel, Nicolaus & Company,            500 North Broadway, 16th Floor, St. Louis, MO 63102                257,000
  Incorporated
                                                                                                          ========

On the Initial Date of Deposit, the Underwriter of the Trust became the owner of the Units of the Trust and entitled to the benefits thereof, as well as the risks inherent therein.

The Underwriter Agreement provides that a public offering of the Units of the Trust will be made at the Public Offering Price described in the prospectus. Units may also be sold to or through dealers and other selling agents during the initial offering period and in the secondary market at prices representing a concession or agency commission as described in "Public Offering-How are Units Distributed?"

The Underwriter has agreed to underwrite additional Units of the Trust as they become available. The Sponsor will receive from the Underwriter the difference between the gross sales commission and the Underwriter concession listed below. The Underwriter concession will be calculated as a percentage of the Public Offering Price per Unit according to the following schedule:

Underwriting                                      Concession
_____________                                     __________
Less than $10,000,000                             3.1%
$10,000,000 but less than $20,000,000             3.5%
$20,000,000 or more                               3.6%

From time to time the Sponsor may implement programs under which Underwriters and dealers of the Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of an Underwriter or dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriter or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trust are described more fully elsewhere in this Prospectus.

Trust performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 186


We have audited the accompanying statement of net assets, including the schedule of investments, of The First Trust Special Situations Trust,
Series 186, comprised of Midwest Financial Institutions Trust, Series 2, at the opening of business on February 26, 1997. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on February 26, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.



In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 186, comprised of Midwest Financial Institutions Trust, Series 2, at the opening of business on February 26, 1997 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
February 26, 1997

                                                  Statement of Net Assets

                           MIDWEST FINANCIAL INSTITUTIONS TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 186
                At the Opening of Business on the Initial Date of Deposit
                                                        February 26, 1997



                                                         NET ASSETS
Investment in Equity Securities represented by purchase contracts (1) (2)                                $2,544,301
Organizational and offering costs (3)                                                                        36,000
                                                                                                         ____________
                                                                                                          2,580,301
Less accrued organizational and offering costs (3)                                                          (36,000)
Less liability for deferred sales charge (4)                                                                (89,950)
                                                                                                         ____________
Net assets                                                                                               $2,454,351
                                                                                                         ============
Units outstanding                                                                                           257,000

                                                   ANALYSIS OF NET ASSETS
Cost to investors (5)                                                                                    $2,570,001
Less sales charge (5)                                                                                      (115,650)
                                                                                                         ____________
Net Assets                                                                                               $2,454,351
                                                                                                         ============


[FN]

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit totaling $3,000,000 issued by The Chase Manhattan Bank has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed the life of the Trust (approximately four years). The estimated organizational and offering costs are based on 2,500,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) Represents the amount of mandatory distributions from the Trust ($.35 per Unit), payable to the Sponsor in seven equal monthly installments beginning on May 30, 1997, and on the last business day of each month thereafter through November 28, 1997. If Units are redeemed prior to November 28, 1997, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.

(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge for quantity purchases.

                                                  Schedule of Investments


                           MIDWEST FINANCIAL INSTITUTIONS TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 186
                At the Opening of Business on the Initial Date of Deposit
                                                        February 26, 1997


                                                                                  Percentage     Market        Cost of
                                                                                  of Aggregate   Value         Equity
Number           Ticker Symbol and                                                Offering       per           Securities
of Shares        Name of Issuer of Equity Securities (1)                          Price          Share         to Trust (2)
_________        _______________________________________                          ____________   ______        _____________
                           BANKS
1,496            ONE       Banc One Corporation                                   2.77%          $47.125       $   70,499
1,408            BRBK      Brenton Banks, Inc.                                    1.55%           28.000           39,424
2,930            CBSH      Commerce Bancshares, Inc.                              5.57%           48.375          141,739
1,020            FATN      First American Corporation                             2.69%           67.125           68,468
1,305            FOA       First of America Bank Corporation                      3.36%           65.500           85,477
3,238            FBIC      Firstbank of Illinois Co.                              4.75%           37.250          120,616
1,622            FMBI      First Midwest Bancorp, Inc.                            2.04%           32.000           51,904
2,119            SRCE      First Source Corporation                               2.02%           24.250           51,386
1,527            IBCP      Independent Bank Corporation                           2.19%           36.500           55,735
  806            IRWN      Irwin Financial Corporation                            0.95%           30.000           24,180
2,486            MGR       Magna Group, Inc.                                      3.20%           32.750           81,417
1,488            MTL       Mercantile Bancorporation Inc.                         3.45%           59.000           87,792
  996            NOB       Norwest Corporation                                    2.03%           51.875           51,667
1,518            OKEN      Old Kent Financial Corporation                         3.05%           51.125           77,608
1,008            PFKY      Peoples First Corporation                              1.02%           25.750           25,956
4,813            RBNC      Republic Bancorp, Inc.                                 2.53%           13.375           64,374
1,687            SFNCA     Simmons First National Corporation                     1.84%           27.750           46,814
2,544            OKSB      Southwest Bancorp, Inc.                                2.20%           22.000           55,968
2,961            TRFI      Trans Financial, Inc.                                  3.04%           26.125           77,356
1,952            UMBF      UMB Financial Corporation                              3.26%           42.500           82,960
2,418            UPC       Union Planters Corporation                             4.49%           47.250          114,251

                           THRIFTS
1,527            ANA       Acadiana Bancshares, Inc.                              1.05%           17.500           26,722
  695            AADV      Advantage Bancorp, Inc.                                1.01%           37.000           25,715
1,478            ABCL      Alliance Bancorp                                       1.83%           31.500           46,557
  785            CBES      CBES Bancorp, Inc.                                     0.54%           17.500           13,737
3,758            CBSB      Charter Financial, Inc.                                2.40%           16.250           61,067
1,527            COFI      Charter One Financial, Inc.                            2.97%           49.500           75,587
4,534            CBK       Citizens First Financial Corporation                   2.74%           15.375           69,710
2,850            CNSB      CNS Bancorp, Inc.                                      1.82%           16.250           46,313
1,212            CBSA      Coastal Bancorp, Inc.                                  1.25%           26.250           31,815
2,189            DFIN      Damen Financial Corporation                            1.28%           14.875           32,561
2,411            FBCI      Fidelity Bancorp, Inc.                                 1.99%           21.000           50,631
2,523            FTFC      First Federal Capital Corporation                      3.00%           30.250           76,321
3,330            FFHC      First Financial Corporation                            3.73%           28.500           94,905
  515            GTFN      Great Financial Bank, FSB                              0.67%           33.125           17,059
3,005            HFGI      Harrington Financial Group, Inc.                       1.24%           10.500           31,553
1,834            HBEI      Home Bancorp of Elgin                                  1.09%           15.125           27,739
1,963            HOMF      Home Federal Bancorp                                   2.16%           28.000           54,964
1,686            MAFB      MAF Bancorp, Inc.                                      2.70%           40.750           68,705


                           MIDWEST FINANCIAL INSTITUTIONS TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 186
                At the Opening of Business on the Initial Date of Deposit
                                                        February 26, 1997


                                                                                 Percentage      Market        Cost of
                                                                                 of Aggregate    Value         Equity
Number           Ticker Symbol and                                               Offering        per           Securities
of Shares        Name of Issuer of Equity Securities (1)                         Price           Share         to Trust (2)
__________       _______________________________________                         ____________    ______        ___________
  504            MCBS      Mid-Continent Federal Savings Bank                     0.51%          $25.750       $   12,978
  817            NSLB      NS&L Bancorp Inc.                                      0.53%           16.500           13,480
1,717            SPBC      St. Paul Bancorp, Inc.                                 1.78%           26.375           45,286
1,152            SFSL      Security First Corporation                             0.86%           19.000           21,888
1,621            TCB       TCF Financial Corporation                              2.97%           46.625           75,579
2,004            TSH       Teche Holding Company                                  1.26%           16.000           32,064
  717            WCBI      Westco Bancorp, Inc.                                   0.62%           22.000           15,774
                                                                                 ________                      __________
                                Total Investments                                  100%                        $2,544,301
                                                                                 ========                      ==========


[FN]
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on February 26, 1997.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $2,544,301. Cost and profit to Sponsor relating to the Equity Securities sold to the Trust were $2,504,660 and $39,641, respectively.

                 This page is intentionally left blank.

Page 35

CONTENTS:

Summary of Essential Information                          4
Midwest Financial Institutions Trust, Series 2
The First Trust Special Situations Trust, Series 186:
    What is The First Trust Special Situations Trust?     6
    What are the Expenses and Charges?                    7
    What is the Federal Tax Status of Unit Holders?       8
    Why are Investments in the Trust Suitable for
        Retirement Plans?                                11
Portfolio:
    What are Equity Securities?                          11
        Risk Factors                                     11
    What are the Equity Securities Selected for
        Midwest Financial Institutions Trust, Series 2?  14
    What are Some Additional Considerations
        for Investors?                                   18
Public Offering:
    How is the Public Offering Price Determined?         19
    How are Units Distributed?                           21
    What are the Sponsor's and Underwriter's Profits?    21
    Will There be a Secondary Market?                    22
Rights of Unit Holders:
    How is Evidence of Ownership Issued
        and Transferred?                                 22
    How are Income and Capital Distributed?              23
    What Reports will Unit Holders Receive?              24
    How May Units be Redeemed?                           24
    How May Units be Purchased by the Sponsor?           25
    How May Equity Securities be Removed
        from the Trust?                                  26
Information as to Underwriter, Sponsor, Trustee
and Evaluator:
    Who is the Underwriter?                              26
    Who is the Sponsor?                                  27
    Who is the Trustee?                                  27
    Limitations on Liabilities of Sponsor  and Trustee   27
    Who is the Evaluator?                                28
Other Information:
    How May the Indenture be Amended or Terminated?      28
    Legal Opinions                                       29
    Experts                                              29
Underwriting                                             29
Report of Independent Auditors                           31
Statement of Net Assets                                  32
Notes to Statement of Net Assets                         32
Schedule of Investments                                  33

                            ____________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                            Stifel, Nicolaus
                         & Company, Incorporated

                  MIDWEST FINANCIAL INSTITUTIONS TRUST
                                SERIES 2

                Stifel, Nicolaus & Company, Incorporated
                     500 North Broadway, 16th Floor
                           St. Louis, MO 63102

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                            February 26, 1997


                     PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 36


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule








                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 186, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1, The First Trust Special Situations Trust, Series 119 and The First Trust Combined Series 248, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 186, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on February 26, 1997

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 186

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President



                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                       DATE

Robert D. Van Kampen   Sole Director       )
                       of Nike Securities  )
                       Corporation, the    )  February 26, 1997
                       General Partner of  )
                       Nike Securities L.P. )
                                           )
                                           )
                                           )Robert M. Porcellino
                                           ) Attorney-in-Fact**
                                           )
                                           )






   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 26, 1997, in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-20735) and related Prospectus of The First Trust Special Situations Trust, Series 186.



                                               ERNST & YOUNG LLP


Chicago, Illinois
February 26, 1997


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.









                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form  of  Trust  Agreement for  Series  186  among  Nike
         Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).






                               S-6